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MEDICURE ANNOUNCES NEW AGGRASTAT® DATA AT 2006
SCIENTIFIC SESSIONS OF THE AMERICAN HEART
ASSOCIATION

WINNIPEG, Manitoba – (November 14, 2006) Medicure Inc. (TSX:MPH Amex:MCU), a cardiovascular focused biopharmaceutical company, today announced that new data comparing Single High-Dose Bolus AGGRASTAT® (tirofiban) versus ReoPro® (abciximab) in patients undergoing percutaneous coronary intervention (PCI) were presented today at the 2006 Scientific Sessions of the American Heart Association (AHA) in Chicago, Illinois. Medicure acquired the exclusive U.S. rights to AGGRASTAT®, a glycoprotein (GP) IIb/IIIa inhibitor, in August 2006.

Dr. Bart Dawson, from the Cardiovascular Medicine Division, University of Kentucky College of Medicine, presented results from a meta-analysis of 5 prospective randomized studies comparing Single High-Dose Bolus (25 mg/kg) tirofiban plus infusion with conventional abciximab regimen on the 30-day composite of death, myocardial infarction (MI) and target vessel revascularization (TVR), in 1392 patients undergoing PCI. The study results demonstrated an event rate for the 30-day composite of 6.1% with tirofiban and 7.3% with abciximab (p=0.46) . There were no significant differences in major and minor bleeding and thrombocytopenia between the groups.

“This pooled analysis of existing data suggests that Single High-Dose Bolus tirofiban may be as effective as abciximab in patients undergoing PCI with a comparable safety profile,” commented Dr. David Moliterno, Chief of Cardiovascular Medicine at the University of Kentucky and the study’s senior author. “Given the substantial price difference between the two products, Single High-Dose Bolus tirofiban would be a cost effective alternative to abciximab for PCI patients.”

About Medicure Inc.

Medicure is a biopharmaceutical company focused on the research, development and commercialization of novel compounds to treat cardiovascular disorders. The Company's solid position in this field is highlighted by the following:

  Two drugs, MC-1 & MC-4232, in late stage clinical development
  Four positive Phase II trials completed with MC-1
  FDA Fast Track designation for MC-1
  U.S. rights to AGGRASTAT® Injection (tirofiban hydrochloride)
  Dual action antithrombotic, MC-45308, with positive preclinical results

Medicure also has a medicinal chemistry based Drug Discovery program focused on discovery and advancement of novel small molecule anti-ischemics and antithrombotics towards human clinical studies.

This press release contains forward-looking statements that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the Company’s stage of development, lack of product revenues, additional capital requirements, risks associated with the completion of clinical trials and obtaining regulatory approval to market the Company’s products, the ability to protect its intellectual property, dependence on collaborative partners and the ability to meet its debt obligations. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. Additional risks and uncertainties relating to the Company and its business can be found in the “Risk Factors” section of its Form 20F for the year ended May 31, 2006.

For more information, please contact:
Derek Reimer	Hogan Mullally
Chief Financial Officer	Manager of Investor &
Public Relations

Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com
Web: www.medicure.com